BB 3/5



02003335

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26276

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lepercq, de Neuflize Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1675 Broadway
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Hartnedy — (212) 698-0762
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 2 1 2002
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pegg & Pegg
(Name — *if individual, state last, first, middle name*)

370 Lexington Avenue, Suite 1007	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
FEB 27 2002
WASH, D.C.
354
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Hartnedy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lepercq, de Neuflize Securities Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

TREASURER

Title

Notary Public

ELLEN P. GRANT
NOTARY PUBLIC, State of New York
#01GR6020622
Qualified in New York County
Commission Expires March 1, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TELEPHONE
AREA CODE 212
532-4287

TELECOPIER
AREA CODE 212
889-1694

PEGG & PEGG

ACCOUNTANTS AND AUDITORS
370 LEXINGTON AVENUE
NEW YORK, N.Y. 10017

Independent Auditor's Report

The Board of Directors
Lepercq, de Neuflize Securities Inc.

We have audited the accompanying statement of financial condition of Lepercq, de Neuflize Securities Inc. (a wholly owned subsidiary of Lepercq, de Neuflize & Co. Incorporated) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lepercq, de Neuflize Securities Inc. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Pegg & Pegg

New York, NY
January 30, 2002

LEPERCQ, de NEUFLIZE SECURITIES INC.
(a wholly owned subsidiary of
Lepercq, de Neuflize & Co. Incorporated)

Statement of Financial Condition

December 31, 2001

Assets

Cash and cash equivalents (note 1)		$ 706,754
Cash segregated under Federal regulations (note 2)		386,109
Cash segregated at clearing broker (note 3)		100,000
Investment – money market fund (note 6)		132,939
Receivables:		
Brokers and dealers	$ 122,035	
Other	24,500	
		146,535
Investment - other (note 6)		3,300
Membership in New York Stock Exchange, Inc., at cost (current market value of $2,200,000)		250,000
Total assets		$ 1,725,637

Liabilities and Stockholder's Equity

Payables:		
Due to Parent (note 7)		596,274
Accrued expenses and other liabilities		15,979
Total liabilities		612,253
Stockholder's equity:		
Common stock, $1 par value. authorized, issued and outstanding 1,000 shares	1,000	
Additional paid-in capital	1,146,745	
Accumulated deficit	(34,361)	
Total stockholder's equity		1,113,384
Total liabilities and stockholder's equity		$ 1,725,637

See accompanying notes to statement of financial condition.

LEPERCQ, de NEUFLIZE SECURITIES INC.
(a wholly owned subsidiary of
Lepercq, de Neuflize & Co. Incorporated)

Notes to Statement of Financial Condition

December 31, 2001

(1) General Information and Summary of Significant Accounting Policies

Lepercq, de Neuflize Securities Inc. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of Lepercq, de Neuflize & Co. Incorporated (the "Parent").

Membership in the New York Stock Exchange, Inc.

The membership in the New York Stock Exchange, Inc. is carried at cost, or at a lesser amount if there is a permanent impairment in value. No such impairment is evident as of December 31, 2001.

Income Taxes

In connection with the recognition of deferred income taxes, the Company had no material differences, between the tax basis of assets or liabilities and their reported amounts in the statement of financial condition, that would have resulted in temporary differences as defined in the FASB Statement of Financial Accounting Standards 109, Accounting for Income Taxes. Accordingly, the Company did not recognize a deferred tax asset or liability.

The Company's income is included in the consolidated income tax returns filed by the Parent. The Parent follows the policy of allocating taxes to the Company equivalent to the tax that would have been computed on a separate tax return basis.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits held at banks, interest bearing time deposits held at brokers and U.S. Treasury Bills. Cash segregated under Federal regulations and cash segregated at the clearing broker are excluded.

(2) Cash Segregated Under Federal Regulations

In accordance with Rule 15c3-3 of the Securities and Exchange Commission, the Company may be required to hold cash segregated under Federal regulations for the exclusive benefit of its customers. At December 31, 2001, the Company had on deposit cash of $386,109 in the special reserve account.

LEPERCQ, de NEUFLIZE SECURITIES INC.
(a wholly owned subsidiary of
Lepercq, de Neuflize & Co. Incorporated)

Notes to Statement of Financial Condition

(3) Cash Segregated at Clearing Broker

Under an agreement with the Company's clearing broker, (Bear Stearns), the Company is required to maintain a minimum balance of $100,000 at all times in an account at the clearing broker.

(4) Concentration of Credit Risk

Protection is afforded to cash and cash equivalents by the Federal Depositors Insurance Corporation, (FDIC), subject to coverage limitations and by the Securities Investors Protection Corporation (SIPC).

Investments in the Alliance Treasury Reserve Fund are backed by the full faith and credit of the United States of America, to the extent that underlying securities held by the fund are short-term U.S. Treasury obligations.

The following is a summary of the insured and/or collateralized amounts and uninsured amounts at December 31, 2001.

Cash	$ 706,754
Cash segregated under Federal regulations	386,109
Cash segregated at clearing broker	100,000
Investment – money market fund	132,939
Total	1,325,802
Portion insured by FDIC, SIPC and collateralized or backed by the full faith and credit of the United States of America	1,039,693
Uninsured balances	$ 286,109

LEPERCQ, de NEUFLIZE SECURITIES INC.
(a wholly owned subsidiary of
Lepercq, de Neuflize & Co. Incorporated)

Notes to Statement of Financial Condition

(5) Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission which requires the maintenance of minimum net capital. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined). Under such rule, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2001, the Company had net capital of $829,377, which was $579,377 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .74 to 1.

(6) Investments

At December 31, 2001, the Company held $132,939 of Alliance Treasury Reserve Money Funds. The Company's investment in Alliance Treasury Reserve Money Funds is considered available for sale and is valued at its fair market value, which is equivalent to its cost of $1 per share.

On June 28, 2000, the Company purchased 300 warrants of the National Association of Securities Dealers Inc. for $3,300. These warrants can be exercised to purchase shares of common stock of the NASDAQ Stock Market Inc., beginning June 28, 2002. The warrants are not readily marketable and are not listed on a security exchange or independent publicly quoted market. Therefore, management has decided to carry this investment at cost.

There are no unrealized gains or losses or deferred tax attributes associated with the Company's investments at December 31, 2001.

(7) Related Party Transactions

As part of an agreement with the Company, the Parent provides certain services as may be required by the Company to conduct its business. The cost of such services includes salaries and related expenses, rent, telephone, office supplies and other operating expenses, and is allocated to the Company based on estimated usage. At December 31, 2001 the Company owed its Parent $83,886 for such services.

As a result of its present tax sharing agreement, the Company owes its Parent $212,388, at December 31, 2001.

During the year, the Parent provided $300,000 in the form of an advance to the Company.

LEPERCQ, de NEUFLIZE SECURITIES INC.
(a wholly owned subsidiary of
Lepercq, de Neuflize & co. Incorporated)

Notes to Statement of Financial Condition

(8) Profit-Sharing Plan

The Parent has a retirement plan known as a Code Section 401(k) profit-sharing plan, which includes the Company's employees. The name of the plan, as adopted by the Parent, is the Lepercq, de Neuflize & Co. Inc. 401(k) Plan. The Parent makes contributions to the Plan based on a formula as stated in the Plan agreement.

(9) Subsequent Event

During January of 2002, the Company entered into negotiations to merge its brokerage operations with Tocqueville Securities L.P.

TELEPHONE
AREA CODE 212
532-4287

TELECOPIER
AREA CODE 212
889-1694

PEGG & PEGG

ACCOUNTANTS AND AUDITORS
370 LEXINGTON AVENUE
NEW YORK, N.Y. 10017

Independent Auditor's Supplementary Report on Internal Control Structure Required by SEC Rule 17a-5

To the Board of Directors of
Lepercq, de Neuflize Securities Inc.

In planning and performing our audit of the financial statements of Lepercq, de Neuflize Securities Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Lepercq, de Neuflize Securities Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure element does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Pess & Pess

New York, NY
January 30, 2002